MEDIA RELEASE

SHAW ANNOUNCES RETIREMENT OF STEVE WILSON,
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

CALGARY (September 24, 2014) – Shaw Communications Inc. (“Shaw” or “the Company”) today announced the retirement of Steve Wilson, Executive Vice-President, Corporate Development & Chief Financial Officer. Mr. Wilson will be staying on with the Company during a transitional phase, which is expected to last until the end of 2014. After over a decade as Shaw’s CFO, Mr. Wilson decided to retire to devote more time to his family and pursue other professional and community endeavours.

Shaw’s Chief Executive Officer, Brad Shaw said:

“On behalf of our Board and our employees, I want to thank Steve for his significant contributions to Shaw over the past ten years. The Company’s financial position and balance sheet have never been stronger and reflect Steve’s stewardship and leadership. Steve’s professional acumen and overall guidance has yielded solid results, including enhanced transparency relating to our financial reporting and a positive relationship with the investment community. Steve’s legacy includes a disciplined management approach that he brought to the entire organization everyday.

Steve helped shape the overall strategic positioning of our Company and we are excited about being in a position to capitalize on the numerous opportunities ahead of us. He was instrumental in helping build the foundation for our future growth, including the acquisition of our Media business in 2010, the evolution of our wireless and WiFi strategies, and, more recently, our expansion into the North American datacentre space with the acquisition of ViaWest.

As per our succession process, we have begun a search for a new Chief Financial Officer. Under Steve’s leadership, Shaw has further strengthened the breadth and depth of the finance and corporate functions at the Company, and these benefits will continue to accrue to Shaw for years to come.

I wish to thank Steve personally, as he has been a source of guidance for me. I wish Steve the very best in his retirement and the flexibility to spend more time with his family and commitments to our community.”

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.2 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For media inquiries, please contact:
Chethan Lakshman, VP, External Affairs
Shaw Communications Inc.
(403) 930-8448
chethan.lakshman@sjrb.ca